April 26, 2023
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Dale Welcome
Mr. Kevin Stertzel

Re: Vista Outdoor Inc.
Form 10-K for the Fiscal Year Ended March 31, 2022
Filed May 24, 2022
Form 8-K Filed February 2, 2023
File No. 001-36597

Dear Mr. Welcome and Mr. Stertzel:

This letter is in response to the comment letter, dated April 14, 2023, of the staff of the Division of Corporation Finance (the “Staff”) regarding the above-referenced filings for Vista Outdoor Inc. (the “Company” or “we“). Set forth below are the Staff’s comments in bold followed by the Company’s responses thereto.

Form 8-K filed February 2, 2023

Exhibit 99.1

1.We note your response to prior comment 3 and understand that your non-GAAP “adjusted free cash flow” intends to present “the amount of cash that would have been generated by your business for debt repayment, share repurchases and acquisitions after making capital investments required to support ongoing operations, eliminating the cash impact (including the tax impact) of the items that are adjusted in your presentation of adjusted net income.” However, it is still unclear to us why you are tax effecting your adjustments, since your non-GAAP measure is a liquidity measure. To the extent that the taxes on these adjustments do not represent taxes paid in cash, please tell us how your proposed presentation in Exhibit B of your response letter complies with Question 102.11 of the SEC’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response:

We respectfully acknowledge the Staff’s comment and appreciate the discussion on this issue. We advise the Staff that in future filings we will modify our disclosures to remove the tax impact of the adjustments and present “adjusted free cash flow” gross of any tax impacts.

Please contact the undersigned at (763) 712-6244 or Andrew Keegan, Interim Chief Financial Officer, at (763) 323-2318 if you have any further questions or require any further information.

Sincerely,

/s/ Mark R.Kowalski
Mark R. Kowalski
Corporate Controller and Chief Accounting Officer